UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

BRIGUS GOLD CORP.

(Exact name of registrant as specified in its charter)

Canada	Not Applicable

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1969 Upper Water Street, Suite 2001	B3J 3R7
Purdy’s Wharf Tower II
Halifax, Nova Scotia	(Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to Be So Registered	Name of Exchange on which Each Class Is to Be Registered
Common Share Purchase Rights	NYSE Amex LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act Registration Statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

The Board of Directors of Brigus Gold Corp. (the “Board”) adopted a shareholder rights plan (the “Rights Plan”) effective January 18, 2012 (the “Effective Date”) in order to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Brigus Gold Corp. (the “Company”).  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan replaces the Company’s previous shareholder rights plan, which went into effect on January 17, 2007 and expired January 17, 2012.

Below is a summary description of the Shareholder Rights Plan Agreement as made between the Company and CIBC Mellon Trust Company, as Rights Agent, dated January 18, 2012.  Please note, however, that this description is only a summary, is not complete and should be read together with the entire Shareholder Rights Plan Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A.

ITEM 1.DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

PURPOSE OF RIGHTS PLAN

The primary objective of the Rights Plan is to (a) ensure the fair treatment of all shareholders in connection with any take over bid for Brigus common shares and (b) provide the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

SUMMARY OF RIGHTS PLAN

Issue of Rights

The Company issued one right (a “Right”) in respect of each common share outstanding at 5:00 p.m. (Toronto time) on January 18, 2012 (the “Record Time”).  The Company will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both as defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the common shares which are not transferable separate from the common shares.  From and after the Separation Time, the Rights will be evidenced by separate rights certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the exercise price of three times the market price (subject to certain antidilution adjustments, the “Exercise Price”).  Upon the occurrence of a Flip-In Event (as defined below) prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person,” which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate market price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price.  Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional common shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial owner (as defined below) of 20% or more of the Company’s outstanding common shares.

Definition of “Beneficial Ownership”

A person is a Beneficial owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities in law or equity, or has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a take over bid, unless those securities have been taken up or paid for;

(b)
solely because such person holds or exercises dispositive power over such security in circumstances where, (1) the ordinary business of any such person (the "Investment Manager") includes the management of investment funds for others and such dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”); or (2) such person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons and holds such dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent person (each an “Estate Account”) or for such other accounts (each an “Other Account”); or (3) such person is established by statute for purposes that include, and the ordinary business or activity of such person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or (4) such person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan, and holds such securities for the purposes of its activities as an Administrator or as a Plan; or (5) such person is a securities depositary (a “Depositary”); or (6) such person is a Crown agent or agency;  provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, the Depositary or the Crown agent or agency, as the case may be, is not then making a take over bid or has not then announced an intention to make a take over bid whether acting alone or jointly or in concert with any other person, other than an offer to acquire voting shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such person) executed through the facilities of a stock exchange or organized over-the-counter market;

(c)
solely because such person is, (1) a Client of the same Investment Manager as another person on whose account the Investment Manager holds or exercises dispositive power over such security, or (2) an Estate Account or an Other Account of the Trust Company as another person on whose account the Trust Company holds or exercises dispositive power over such security, or (3) a Plan with the same Administrator as another Plan;

(d)
where such person is, (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an Estate Account or an Other Account of the Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(e)
because such security has been, or has been agreed to be, deposited or tendered pursuant to a lock-up agreement, or is otherwise deposited or tendered, to any take over bid made by such person until such deposited or tendered security has been taken up or paid for, whichever shall first occur.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	the close of business on the day immediately following the date of the Company’s annual meeting of shareholders in 2015.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person provided the Flip-In Event is deemed to occur at the close of business on the tenth day (or such earlier date as determined by the Board) after the first date of public announcement by the Company or an Acquiring Person that a person has become an Acquiring Person.  Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of common shares (other than common shares held by the Offeror), and for all common shares (other than the common shares held by the Offeror);

(b)
no common shares are taken up or paid for pursuant to the take over bid unless more than 50% of the common shares held by shareholders other than the Offeror or the Offeror’s affiliates or associates or persons acting in concert with the Offeror: (x) shall have been deposited or tendered pursuant to the take over bid and not withdrawn; and (y) have previously been or are taken up at the same time;

(c)	no common shares will be taken up or paid for under the bid for prior to the close of business on the date that is 60 days following the date of the take over bid;

(d)	the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

(e)
if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid is in existence; and

(b)
satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Permitted Bid may be taken up on the later of 35 days after the date of the take-over bid was made and 60 days after the earliest date on which any other Permitted Bid that was then in existence was made.

Definition of “Separation Time”

Separation Time generally means the close of business on the tenth trading day after the earlier of:

(a)	the first date of public announcement by the Company or an Acquiring Person that a person has become an Acquiring Person;

(b)
the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a take over bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.0001 per Right (subject to certain antidilution adjustments) (the “Redemption Price”).  The Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.  In addition, where a take over bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip In Event, the Board may elect to redeem the Rights at the Redemption Price.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the “flip-in” provisions of the Rights Plan to any prospective Flip-In Event that would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares.  However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other takeover bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid.  Other waivers of the “flip-in” provisions of the Rights Plan will require prior approval of the shareholders of the Company.  The Board may also waive the “flip-in” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence.

Term of the Rights Plan

Unless otherwise terminated pursuant to its terms, the Rights Plan will expire at the close of business on the day immediately following the date of the Company’s annual meeting of shareholders held in 2015.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is CIBC Mellon Trust Company.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such will have no rights as a shareholder of the Company.

The foregoing description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is attached as Exhibit 4.1 and incorporated herein by reference.

ITEM 2.EXHIBITS

4.1 Shareholder Rights Plan Agreement, dated January 18, 2012, between Brigus Gold Corp. and CIBC Mellon Trust Company.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 18, 2012

	By:	/s/ Dana Hatfield

Name: Dana Hatfield

Title: Chief Financial Officer